

DBRS Morningstar[1] maintains written internal policies, procedures and controls to identify, eliminate, or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence DBRS Morningstar's opinions and analyses or the judgment and analyses of an Analytical Person.

The following is a list of actual or potential conflicts of interest relating to the issuance of credit ratings that DBRS Morningstar prohibits or, where permissible, manages through written policies and procedures. For more information about those policies and procedures, please refer to Exhibit 7 to the DBRS Morningstar's Form NRSRO.

A.   **RELATIONSHIPS WITH ISSUERS AND SUBSCRIBERS**
1. Being paid by issuers or underwriters to determine credit ratings with respect to securities or money market instruments they issue or underwrite.
2. Being paid by obligors to determine credit ratings of the obligors.
3. Being paid by issuers, sponsors or underwriters to determine credit rating with respect to securities or money market instruments issued by asset pools or as part of asset-backed or mortgage-backed securities transactions that they issue, sponsor or underwrite.
4. Being paid for services in addition to determining credit ratings by issuers, underwriters, or obligors that have paid the credit rating agency to determine a credit rating.
5. Being paid by persons for credit ratings or subscriptions to receive or access the credit ratings and/or for other services offered by the rating agency where such persons may use the credit ratings to comply with, and obtain benefits or relief under, statutes and

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[1] On July 2, 2019, Morningstar, Inc., the parent of Morningstar Credit Ratings, L.L.C. (MCR), completed its acquisition of DBRS, Inc. (DBRS). Following the acquisition, DBRS and MCR took steps to integrate their credit rating operations under the brand name DBRS Morningstar. As of November 5, 2020, DBRS and MCR announced completion of analytical integration. For information on the integration of DBRS and MCR, please see Annex A to Exhibit 2.

At the time of the acquisition, each of DBRS and MCR was registered with the U.S. Securities and Exchange Commission (SEC) as a nationally recognized statistical rating organization (NRSRO). On November 15, 2019, MCR filed an amendment to its Form NRSRO with the SEC withdrawing its NRSRO registration effective December 30, 2019. Also on November 15, 2019, DBRS filed an amendment to its Form NRSRO with the SEC to identify MCR as a credit rating affiliate of DBRS. Effective November 23, 2020, MCR ceased to operate as a credit rating affiliate of DBRS and further to an amendment to DBRS's Form NRSRO on the same day, DBRS no longer identifies MCR as a credit rating affiliate.

For additional information on the integration of DBRS and MCR, please see Annex A to Exhibit 2 and the related press release of DBRS Morningstar at: https://www.dbrsmorningstar.com/research/369707/dbrs-and-morningstar-credit-ratings-conclude-analytical-integration-process


regulations.

6. Being paid by persons for credit ratings or subscriptions to receive or access the credit ratings and/or for other services offered by the rating agency where such persons also may own investments or have entered into transactions that could be favorably or adversely affected by a credit rating issued by the rating agency.

B.   CONFLICTS ARISING THROUGH BUSINESS RELATIONSHIPS

1. Having a single issuer or subscriber account for a significant proportion of revenue.
2. Having other than an arm's-length, normal course of business relationship with a rated Issuer or with one or more subscribers to DBRS Morningstar's services.
3. Providing credit rating services to a significant shareholder of Morningstar, Inc. or entities controlled by that significant shareholder.
4. Providing credit rating services to customers of Morningstar, Inc. and/or its affiliates.
5. Providing credit rating services to underwriters and/or investment bankers that are engaged by Morningstar, Inc. and/or its affiliates in connection with the sale of Morningstar, Inc. securities.
6. Having an association with an entity that is a broker or dealer; however, the broker-dealer is not engaged in the business of underwriting securities or money market instruments, and does not maintain client accounts or execute security transactions on behalf of clients.
7. With respect to conflicts identified in section A above and the credit ratings referenced therein, a servicer that is an affiliate of such an issuer, underwriter, other arranger or subscriber may be obtaining and paying for, or refusing to obtain and pay for, a DBRS Morningstar operational risk assessment ranking or assessment and DBRS Morningstar may consider the presence or absence of such ranking or assessment in connection with DBRS Morningstar's determination of such a credit rating.

C.   CONFLICTS RELATING TO ANALYTICAL PERSONNEL

1. Permitting Analytical Personnel to initiate, arrange, negotiate or participate in discussions regarding fees or payments for ratings with current or potential issuers.
2. Having Analytical Personnel involved in promoting DBRS Morningstar rating services to existing or potential new issuers.
3. Permitting Analytical Personnel to provide recommendations about the corporate or legal structure, assets, liabilities or activities of the issuer of securities.
4. Permitting Analytical Personnel and their immediate family members to directly own securities or financial instruments of, or have other direct ownership interests in, obligors or issuers subject to a credit rating determined by DBRS Morningstar, when they participate in or otherwise influence the credit rating.
5. Permitting Analytical Personnel to participate or otherwise influence the determination



of a credit rating of any particular rated entity if that person has had recent employment, business or other relationship with the rated entity.

6. Permitting Analytical Personnel to participate or otherwise influence the determination of a credit rating of any particular rated entity if that person has a significant personal relationship with someone employed by that entity.

7. Having Analytical Personnel join an organization for which they were involved in determining or approving the credit rating for that organization or an affiliate of that organization.

8. Permitting Covered Personnel who participate in determining or monitoring a credit rating to also develop methodologies used for determining or monitoring the credit rating.

9. Permitting Analytical Personnel or their immediate family members to solicit or receive money, gifts or entertainment from anyone with whom DBRS Morningstar does business.

10. Permitting Board Members or Analytical Personnel to maintain outside business interests, whether gainful or on a volunteer basis, with an organization or entity (a) that is a rated entity or a related third party of a rated entity, (b) whose business could be interpreted as being in competition with DBRS Morningstar or (c) could potentially benefit from the Board Members' or Analytical Personnel's function at DBRS Morningstar.

RELATED DOCUMENTS
• DBRS Morningstar Policies and Procedures to Address and Manage Conflicts of Interest

APPENDIX A: DEFINITIONS
"Analytical Personnel (or Person)" means Covered Personnel who participate in the determination, approval, monitoring, or discontinuation of credit ratings, or who participate in the development, review, approval, or discontinuation/withdrawal of Methodologies used in determining credit ratings.

"Covered Personnel (or Person)" means all full-time or part-time DBRS Morningstar employees, interns, co-ops, contractors and consultants. This includes (i) Morningstar, Inc. Compliance personnel dedicated on a full-time basis to DBRS Morningstar's regulated activities; and (ii) other Morningstar personnel, as designated by the Compliance Department. The Compliance Department maintains a list of such personnel.

"Immediate Family Member" means the spouse, domestic partner, child or other relative or person living with or financially dependent on the Analytical Personnel.